UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42291

BingEx Limited

(Registrant’s Name)

Building 6, Zhongguancun Dongsheng International Science Park

No. 1 Yongtaizhuang North Road

Haidian District, Beijing 100192

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—BingEx Limited Announces Second Quarter 2026 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BingEx Limited

By		/s/ Le Tang
Name	:	Le Tang
Title	:	Chief Financial Officer

Date: August 20, 2026